UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                           JENNIFER CONVERTIBLES, INC.
                                (Name of Issuer)



                          Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                    476153101
                                 (CUSIP Number)


                    Robert C. Shaffner, Senior Vice President
                      Klaussner Furniture Industries, Inc.
                               405 Lewallen Street
                         Asheboro, North Carolina 27203
                                  336-625-6174
       -----------------------------------------------------------------

                                  December 8, 1999

             (Date of event which requires filing of this statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
         Schedule13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. ____.

            Check the following box if a fee is being paid with
                 the statement:____.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  The group ("Group") is formed by each of the reporting persons filing additional copies of this second part of the cover page of Schedule 13D.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Hans J. Klaussner is a citizen of Germany. All nonnatural reporting persons are organized under the laws of Delaware or North Carolina.

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

                  1,425,500 (subject to conversion of           See Item 5.
                             convertible preferred stock)

8)       Shared Voting Power

CUSIP No. 476153101                                          SCHEDULE 13D



9)       Sole Dispositive Power

                  1,425,500 (subject to conversion of          See Item 5.
                             convertible preferred stock)

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,425,500 (subject to conversion of          See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

                  19.9% (subject to conversion of convertible
                             preferred stock)                  See Item 5.

14)      Type of Reporting Person

                  This Schedule 13D is being filed jointly by the members of the Group.

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Hans J. Klaussner

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Germany

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

                  1,425,500 (subject to conversion of            See Item 5.
                             convertible preferred stock)

8)       Shared Voting Power

9)       Sole Dispositive Power

                  1,425,500 (subject to conversion of            See Item 5.
                             convertible preferred stock)

10)      Shared Dispositive Power

CUSIP No. 476153101                                               SCHEDULE 13D


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,425,500 (subject to conversion of            See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

                  19.9% (subject to conversion of convertible
                             preferred stock)                    See Item 5.

14)      Type of Reporting Person

                  IN

CUSIP No. 476153101                                              SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Corporation

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

8)       Shared Voting Power

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power

CUSIP No. 476153101                                              SCHEDULE 13D


10)      Shared Dispositive Power

                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,425,500 (subject to conversion of              See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

                  19.9% (subject to conversion of convertible
                             preferred stock)                      See Item 5.

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                             SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Enterprises, Inc.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

8)       Shared Voting Power

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power

CUSIP No. 476153101                                               SCHEDULE 13D


10)      Shared Dispositive Power

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

                  19.9% (subject to conversion of convertible
                             preferred stock)                     See Item 5.

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                               SCHEDULE 13D


1)       Name of Reporting Person
         SS or I.R.S. Identification No. of Above Person

                  Klaussner Furniture Industries, Inc.

2)       Check the Appropriate Box if a Member of a Group

                  (a)      X

                  (b)

3)       SEC Use Only

4)       Source of Funds

                  WC

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(E)

                  ------

6)       Citizenship or Place of Organization

                  North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With

7)       Sole Voting Power

8)       Shared Voting Power

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

9)       Sole Dispositive Power

CUSIP No. 476153101                                                SCHEDULE 13D


10)      Shared Dispositive Power

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,425,500 (subject to conversion of             See Item 5.
                             convertible preferred stock)

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                  -------

13)      Percent of Class Represented by Amount in Row (11)

                  19.9% (subject to conversion of convertibl preferred stock)
                                                                  See Item 5.

14)      Type of Reporting Person

                  CO

CUSIP No. 476153101                                              SCHEDULE 13D



         Item 1.           Securities of Issuer.

                           No change.

         Item 2.           Identity and Background.

                           Item 2 is amended to report that Barbara A. Steen is no longer a director of Klaussner Enterprises, Inc. Her successor is Lisa M. Oakes, a United States citizen, whose principal business address is 300 Delaware Avenue, Suite 900, Wilmington, Delaware 19801. During the last five years, Ms. Oakes has not been a party to a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.           Source and Amount of funds or Other Consideration.

                           No change.

         Item 4.           Purpose of Transaction.

                           No change.

         Item 5.           Interest in Securities of the Issuer.

                           Item 5 is amended to report that neither J.B. Davis nor any other executive officer of Klaussner Furniture Industries, Inc., Klaussner Enterprises, Inc. or Klaussner Corporation beneficially owns any shares of Jennifer Convertibles Common Stock.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           Item 6 is amended to report that, on December 8, 1999, Klaussner Furniture Industries, Inc. granted to Harley J.
         Greenfield,  the  President  and Chief  Executive  Officer of  Jennifer
         Convertibles, an option to purchase 2,106 shares of the Series A Convertible Preferred Stock of Jennifer

CUSIP No. 476153101                                               SCHEDULE 13D


         Convertibles for $712.25 per share. These 2,106 shares of Preferred Stock are convertible into 300,000 shares of Jennifer Convertibles Common Stock and, accordingly, the exercise price of the option is the equivalent of $5.00 per share of the underlying Common Stock. The option was granted to provide an additional incentive for Mr. Greenfield to remain Chief Executive Officer of Jennifer Convertibles and is exercisable until August 31, 2004, unless terminated earlier by certain events, including Mr. Greenfield's ceasing to be Chief Executive Officer of Jennifer Convertibles.

         Item 7.           Material to be Filed as Exhibits.

                           Exhibit 1 - Agreement of Joint Filing

                           Exhibit 2 - Stock Option Agreement dated as of December 8, 1999, between Klaussner Furniture Industries, Inc. and Harley J. Greenfield

CUSIP No. 476153101                                             SCHEDULE 13D


                                                    SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         December 16, 1999
                                            /s/Hans J. Klaussner
                                            -----------------------
                                            Hans J. Klaussner


                                            KLAUSSNER CORPORATION


                                         By:  /s/ Robert C. Shaffner
                                              ----------------------
                                              Robert C. Shaffner, Vice President


                                            KLAUSSNER ENTERPRISES, INC.


                                         By:  /s/ Robert C. Shaffner
                                              -----------------------
                                              Robert C. Shaffner, Vice President


                                            KLAUSSNER FURNITURE INDUSTRIES, INC.


                                         By:  /s/ Robert C. Shaffner
                                              -----------------------
                                             Robert C. Shaffner,
                                                   Senior Vice President
                                                    and Chief Financial Officer

CUSIP No. 476153101                                         SCHEDULE 13D



                                EXHIBIT INDEX



         Exhibit                    Description                            Page

         Exhibit 1         Agreement of Joint Filing                         16

         Exhibit 2         Stock Option Agreement dated as of December 8,    17
                           1999, between Klaussner Furniture Industries,Inc. and Harley J. Greenfield